FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

E XHIBIT

Exhibit Number

1.	[Notice of Resolutions of the Ordinary General Meeting of Shareholders]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 30, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

[English Translation]

June 28, 2006

To: Shareholders

Nobuyuki Koga
President and Chief Executive Officer
Nomura Holdings, Inc.
1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Resolutions of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, our shareholder, for your support for Nomura Holdings, Inc. (the “Company”). You are hereby notified that the following matters were reported or resolved at the 102nd Ordinary General Meeting of Shareholders held today. I would like to thank you, our shareholder, for your continued support and encouragement to the activities of the Nomura Group.

Description

Reported Matters:

1.	Report on the 102nd fiscal year’s (April 1, 2005 – March 31, 2006) business report, balance sheet (as of March 31, 2006) and income statement.

2.	Report on the 102nd fiscal year’s (April 1, 2005 – March 31, 2006) consolidated balance sheet (as of March 31, 2006) and consolidated income statement and audit report of the independent accountants and the audit committee on such consolidated financial statements

3.	Report on the appropriation of retained earnings for the 102nd fiscal year and its reason, etc. The Company delivered the documents related to dividends early June and began to pay the dividend 36 yen per share on June 1, 2006. (The annual dividend per share including the interim dividend is 48 yen per share.)

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Resolved Matters:

Proposal No. 1: Amendment to the Articles of Incorporation

This proposal was resolved as originally submitted. Under the resolution, the amendment was made to the Articles of Incorporation of the Company as described below, upon enforcement of the “Corporation Law” and the “Law Concerning Adjustment of Related Laws, Etc. Accompanying the Enforcement of the Corporation Law”:

(1)	Amendment with regard to the matters that are deemed to have been provided in the Articles of Incorporation upon enforcement of the Corporation Law

(2)	Changes in terms and expressions in accordance with the Corporation Law

(3)	Amendment as a result of the introduction of quarterly dividends

(4)	New provision regarding the new disclosure policy whereby reference materials for a general meeting of shareholders and other documents shall be made available on the Internet

(5)	New provision upon adoption of a policy allowing written consent by the board of directors

(6)	Amendment with regard to the procedure of exercise of rights of shareholders to be governed by the Share Handling Regulations

(7)	New provision for the rights of holders of less-than-a-full-unit shares

* You can access to the amended version of the Articles of Incorporation on the Company’s website.

http://www.nomuraholdings.com/jp/company/group/holdings/article.html

Proposal No. 2: Election of Eleven Directors

This proposal was resolved as originally submitted.

The eleven directors, namely Junichi Ujiie, Nobuyuki Koga, Hiroshi Toda, Kazutoshi Inano, Nobuyuki Shigemune, Yukio Suzuki, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, Fumihide Nomura and Koji Tajika, were re-elected.

Proposal No. 3: Issue of Stock Acquisition Rights as Stock Options

This proposal was resolved as originally submitted.

Under the resolution, in accordance with the provisions of Articles 236, 238, and 239 of the Corporation Law, upon the issuance of two types of stock acquisition rights under stock option to directors, executive officers, and employees of the Company and to directors, corporate auditors, executive officers, and employees of subsidiaries of the Company, the determination of solicitation plan was delegated to the Board of Directors of the Company.

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<For reference>

After the closing of the Ordinary General Meeting of Shareholders, the Board of Directors resolved that the structure of committees under the Board of Directors and management be established as follows:

(1) Directors

Name	Principal Positions
Junichi Ujiie	Chairman of the Board of Directors Chairman of the Nomination Committee Chairman of the Compensation Committee

Nobuyuki Koga	President & Chief Executive Officer

Hiroshi Toda	Deputy President & Chief Operating Officer

Kazutoshi Inano	Deputy President & Co-Chief Operating Officer

Nobuyuki Shigemune	Audit Mission Director

Yukio Suzuki	Audit Mission Director

Masaharu Shibata*	Member of the Nomination Committee Member of the Compensation Committee

Hideaki Kubori*	Member of the Nomination Committee Member of the Compensation Committee

Haruo Tsuji*	Chairman of the Audit Committee

Fumihide Nomura	Member of the Audit Committee

Koji Tajika*	Member of the Audit Committee

*	outside director

2) Executive Officers

Name	Principal Positions
Nobuyuki Koga (Representative Executive Officer)	President & Chief Executive Officer

Hiroshi Toda (Representative Executive Officer)	Deputy President & Chief Operating Officer International Operations

Kazutoshi Inano (Representative Executive Officer)	Deputy President & Co- Chief Operating Officer

Masanori Itatani (Executive Managing Director)	Head of Internal Audit

Akihiko Nakamura (Executive Managing Director)	Chief Information Officer

Akihito Watanabe (Senior Managing Director)	Head of Group Human Resources Development

Tetsu Ozaki (Senior Managing Director)	Head of Group Corporate Strategy

Masafumi Nakada (Senior Managing Director)	Chief Financial Officer

Noriaki Nagai (Senior Managing Director)	Head of Corporate Office

Hideyuki Takahashi (Senior Managing Director)	Regional Management of Americas Region

Yugo Ishida (Senior Managing Director)	Regional Management of Europe Region

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(3) Business Division CEOs

Name	Principal Positions
Takashi Yanagiya	CEO of Global Investment Banking

Kenichi Watanabe	CEO of Domestic Retail

Takumi Shibata	CEO of Asset Management

Yasuo Agemura	CEO of Global Markets

Akira Maruyama	CEO of Global Merchant Banking

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